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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.:  7

Name of Issuer:  Riviera Holdings Corporation

Title of Class of Securities: Common Stock

CUSIP Number: 769 672 100


  (Date of Event Which Requires Filing of this Statement)

                       April 4, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-l(b)
/X/ Rule 13d-l(c)
/ / Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed,, for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number: 769 672 100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power:

         0

6.  Shared Voting Power:

         22,070

7.  Sole Dispositive Power:

         0

8.  Shared Dispositive Power:

         22,070

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         22,070

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





                             2



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11. Percent of Class Represented by Amount in Row (9)

          .61%

12. Type of Reporting Person

          IN











































                             3



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CUSIP Number: 769 672 100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Restructuring Capital Associates, L.P.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b. X

3.  SEC Use Only

4.  Citizenship or Place of organization

          Delaware

Number of Shares Beneficially owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          13,685

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          13,685

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          13,685

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares






                             4



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11. Percent of Class Represented by Amount in Row (9)

          .38%

12. Type of Reporting Person

          PN, IA











































                             5



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CUSIP Number: 769 672 100

1.  Name of Reporting Person I.R.S. Identification No. of
    Above Person

          Bennett Restructuring Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b. X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          13,685

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          13,685

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          13,685

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





                             6



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11. Percent of Class Represented by Amount in Row (9)

          .38%

12. Type of Reporting Person

          PN, IA











































                             7



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CUSIP Number: 769 672 100

1.  Name of Reporting Person
    I.R.S. identification No. of Above Person

          Bennett Offshore Restructuring Fund, Inc.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b. X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          8,385

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          8,385

9.  Aggregate Amount Beneficially owned by Each Reporting
    Person

          8,385

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





                             8



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11. Percent of Class Represented by Amount in Row (9)

          .24%

12. Type of Reporting Person

          CO











































                             9



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Item 1(a) Name of Issuer:  Riviera Holdings Corporation

      (b) Address of Issuer's Principal Executive Offices:

          2901 Las Vegas Boulevard
          South Las Vegas, Nevada 89109

Item 2(a) - (c). Name, Principal Business Address, and
Citizenship of Persons Filing:

          James D. Bennett
          Restructuring Capital Associates, L.P.
          Bennett Restructuring Fund, L.P.
          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut 06901

          Bennett Offshore Restructuring Fund, Inc.
          P.O. Box 2003 GT
          Grand Pavilion Commercial Centre
          Bougainvillea Way
          802 West Bay Road
          Grand Cayman, Cayman Islands

          James D. Bennett - United States citizen

          Restructuring Capital Associates, L.P. and Bennett
          Restructuring Fund, L.P. - Delaware limited partnerships

          Bennett Offshore Restructuring Fund, Inc. - Cayman
          Islands Exempted Company

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number: 769 672 100

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)   / / Bank as defined in Section 3(a)(6) of the Act,




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    (c)   / / Insurance Company as defined in Section
              3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

              With respect to Restructuring Capital
              Associates, L.P.:
    (e)   /X/ Investment Adviser registered under Section
              203 of the investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or
              Endowment Fund,

    (g)   / / Parent Holding Company, in accordance with
              Rule 13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)   / / Group, in accordance with Rule 13d-
              1(b)(1)(ii)(H).

With respect to James D. Bennett and Bennett Restructuring
Fund, L.P.:
If this statement is filed pursuant to Rule 13d-l(c), check this box. /X/

 Item 4.  Ownership.

          As of April 4, 2002:

          (a) Amount Beneficially owned: James D. Bennett-22,070; Restructuring Capital Associates, L.P.
              - 13,685; Bennett Restructuring Fund, L.P.-
              13,685; Bennett Offshore Restructuring Fund
              Inc.- 8,385

          (b) Percent of Class:  James D. Bennett - .61%;
              Restructuring Capital Associates, L.P. - .38%;
              Bennett Restructuring Fund L.P.-.38%; Bennett
              Offshore Restructuring Fund Inc.-.24%


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          (c) James D. Bennett:  22,070 shares with shared
              power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 22,070 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

              Restructuring Capital Associates, L.P.: 13,685 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 13,685 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

              Bennett Restructuring Fund, L.P.: 13,685 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 13,685 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

              Bennett Offshore Restructuring Fund Inc.:
              8,385 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 8,385 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /X/.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          N/A

Item 7. Identification and Classification of the subsidiary Which Acquired the Security Being
          Reported by the Parent Holding Company.


                            12



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          N/A

Item 8. Identification and Classification of Members of the Group.

          N/A

Item 9. Notice of Dissolution of the Group.

          N/A

Item 10.

    Certification for Rule 13d-l(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                          By: Bennett Capital Corporation,
                              General Partner

                              /s/ James D. Bennett
                          By:_______________________________
                                 James D. Bennett, President

April 8, 2002

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                            13



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          After reasonable inquiry and to the best of my
          knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /s/ James D. Bennett
                              ________________________________
                              James D. Bennett, President

                          BENNETT RESTRUCTURING FUND, L.P.

                          By: Restructuring Capital Associates,
                                L.P., General Partner

                          By: Bennett Capital Corporation,
                              General Partner

                              /s/ James D. Bennett
                          By:________________________________
                              James D. Bennett, President

                          BENNETT OFFSHORE RESTRUCTURING FUND,
                          INC

                              /s/ James D. Bennett
                          By:_______________________________
                             James D. Bennett, Director

April 8, 2002





















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                                                        Exhibit A

                            AGREEMENT

         The undersigned agree that this Schedule 13G dated April

8, 2002 relating to the Common Stock of Riviera Holdings

Corporation shall be filed on behalf of the undersigned.

                               /s/ James D. Bennett
                           ___________________________________
                           James D. Bennett

                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                               By: Bennett Capital Corporation
                                   General Partner

                               /s/ James D. Bennett
                           By: _________________________________
                               James D. Bennett, President

                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital
                               Associates, L.P.
                               General Partner

                           By: Bennett Capital Corporation
                               General Partner

                               /s/ James D. Bennett
                           By: _________________________________
                               James D. Bennett, President

                           By: BENNETT OFFSHORE RESTRUCTURING
                               FUND, INC.

                               /s  James D. Bennett
                           By: _________________________________
                               James D. Bennett, Director








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